Exhibit 23.1

802 N. Washington

Spokane, WA

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Registration Statement on Form S-1 of our audit report dated March 31, 2017, with respect to the balance sheets of Ironclad Encryption Corporation as of December 31, 2016 and 2015, and the related statements of operations, stockholders’ equity, and cash flows for the periods then ended, appearing in the Annual Report on Form 10-K for the year ended December 31, 2016. Our report dated March 31, 2017, relating to aforementioned financial statements, includes an emphasis paragraph relating to an uncertainty as to the Company’s ability to continue as a going concern.

We also consent to the reference to us under the heading “Experts” in such registration statement.

Fruci & Associates II, PLLC

October 16, 2017